Exhibit 99.2

Report of Independent Accountants

Board of Directors

AmSouth Bank

We have examined management’s assertions, included in the accompanying Officer’s Certificate of Servicer that AmSouth Bank, as Servicer (the “Company”), a wholly owned subsidiary of AmSouth Bancorporation, has fulfilled its obligations in all material respects under Sections 4.1 through 4.9, 5.1(a) and (c), 5.2, 5.4, 5.5(a) and (b), 5.6 and 5.7 of the Sale and Servicing Agreement (the “Agreement”) dated October 1, 2000, as of December 31, 2003 and for the year then ended. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the aforementioned requirements for the year ended December 31, 2003 is fairly stated, in all material respects.

Birmingham, Alabama

March 12, 2004

/s/ Ernst & Young LLP